FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  10 June, 2008

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR")

In accordance with Disclosure Rule 3.1.4R(1), Signet Group plc gives notice that on
15 April 2008
 the following Directors and PDMRs have been granted options under the Signet Group plc US Share Option Plan 2003, the Signet Group plc International Share Option Plan 2003 and the Signet Group plc 2005 LTIP as follows:

US Share Option Plan

Name	Status	Option Price per ordinary 0.9 US cents share	No. of shares under option	Date Exercisable
T Burman	Director	$1.24	5,233,064	Normally between 3 and 10 years of grant date
M Light	Director	$1.24	1,032,257	Normally between 3 and 10 years of grant date
W Montalto	PDMR	$1.24	455,645	Normally between 3 and 10 years of grant date
R Trabucco	PDMR	$1.24	306,451	Normally between 3 and 10 years of grant date

International Share Option Plan 2003

Name	Status	Option Price per ordinary 0.9 US cents share	No. of shares under option	Date Exercisable
W Boyd	Director	65p	808,153	Normally between 3 and 10 years of grant date
R Anderson	Director	65 p	430,523	Normally between 3 and 10 years of grant date
T Jackson	PDMR	65p	179,445	Normally between 3 and 10 years of grant date
M Jenkins	PDMR	65p	199,384	Normally between 3 and 10 years of grant date

2005 LTIP

Name	Status	Date Exercisable
T Burman	Director	Normally between 3 and 10 years of grant date
M Light	Director	Normally between 3 and 10 years of grant date
W Boyd	Director	Normally between 3 and 10 years of grant date
R Anderson	Director	Normally between 3 and 10 years of grant date
W Montalto	PDMR	Normally between 3 and 10 years of grant date
R Trabucco	PDMR	Normally between 3 and 10 years of grant date
T Jackson	PDMR	Normally between 3 and 10 years of grant date
M Jenkins	PDMR	Normally between 3 and 10 years of grant date

Vesting of the LTIP award is subject to the satisfaction over a period of three financial years of specified performance conditions.

In the event of the award vesting, one half of it will be satisfied by the grant to the director of an option, exercisable in normal circumstances for the remainder of the period of 10 years which commenced on the original grant of the award, to acquire ordinary shares in Signet Group plc for nil cost.

The number of shares to be comprised in the option will be calculated by dividing the value of one half of the award by
65p
 for
UK
 based directors/PDMRs and $1.24 for US based directors/PDMRs.
 The value of the award that vests will depend upon the extent to which the performance conditions have been fulfilled and will also be capped by reference to a fixed
 percentage of the director's basic salary at that time. The number of shares to be comprised in the option will therefore not be established until the award vests and cannot therefore be notified at this stage.

10 June 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date: 10 June, 2008